Law Offices of Stephen M. Fleming PLLC
49 FRONT STREET SUITE 206  ROCKVILLE CENTRE NEW YORK 11570
TEL  516 833-5034   FAX  516 977 1209   WWW.FLEMINGPLLC.COM

December 29, 2009

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549

Re:     Forex International Trading Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 2, 2009
File No. 333-161795

Dear Mr. Shuman:

This firm is counsel to Forex International Trading Corp. (the “Company”). Below, please find our responses to your November 24, 2009 comment letter, which shall serve to replace our December 15, 2009 letter.

Cover Page

1.           You state that if you raise only $10,000 or $20,000 that you will “utilize the proceeds in our operations” but will not be able to implement your business plan.  This statement is inconsistent with the disclosure in the third paragraph of the cover page and on page II-1, indicating that the costs of the offering are expected to be $32,000 for offering expenses and the working capital deficit of approximately $47,000 reflected in the balance sheet of July 31, 2009.  Please tell us how you computed the $32,000 in offering expenses, as this amount appears to be inconsistent with the disclosure in footnote 3 of the financial statements stating that you owe $50,000 of legal fees relating to services in connection with the filing of the registration statement.  Revise the table of estimated expenses on page II1- to accurately reflect the total cost of the offering.

Response

We have revised the disclosure to indicate that the proceeds will be used initially to pay offering expenses.  The aggregate offering expenses are $57,000 o f which $25,000 has been paid leaveing a balance of $32,000 to be paid.  As of the date hereof, $25,000 of the legal expenses have been paid leaving a balance owed of $25,000.  In addition, there is an additional $7,000 in miscellaneous expenses resulting in total expenses of $32,000 which the Company will be required to pay from the proceeds of the offering.

2.           The paragraph relating to the possibility that you might amend the prospectus does not convey key information that is required or necessary to introduce potential investors to your company and the offering.  Similarly the sentence in the fifth paragraph relating to the offering price does not appear to be necessary or required on the cover page.  Tell us why you believe that this disclosure is consistent with the requirements of Rule 421(d).

Response

We have revised the cover page to include a brief summary of the company in the first paragraph.

We have removed the sentence in the fifth paragraph relating to the offering price.

Prospectus Summary, Page 1

3.           You state that you hope to develop the needed software and then commence marketing “such trading program” over the internet.  The description of your proposed business continues to be unclear whether you intend to sell software in addition to offering an online trading system for foreign exchange trading.  Please revise.

Response

We have revised throughout to state that we have a working capital deficit.

4.           Under the sub-heading “Market for Common Shares” you refer to an application that the company intends to file with FINRA which suggests that inclusion on the OTCBB would be dependent upon an application that the company will submit to FINRA.  Tell us whether OTCBB inclusion would be conditioned in part on FINRA’S receipt of a Form 211 that is prepared and submitted by a registered broker-dealer, and as appropriate revise the related disclosure.

Response

We have revised the sub-heading to state that the Company “intends to request” to have a market maker file the application on the Company’s behalf.

Risk Factors

Our working capital is limited…,page 3

5.           Consistent with a preceding comment, we note that you have a working capital deficitas of the balance sheet date.  Pleased tell us, with a view to disclosure, why your statement that you “have limited working capital on hand” is accurate.  It appears that you have no working capital given your working capital deficit.  Revise throughout as appropriate.

Response

In October 2009, the Company issued two promissory notes in the aggregate amount of $75,000, which are due in October 2010 in consideration of $75,000 cash. As a result of this financing, the Company believes that the statement “We have limited capital on hand” is acceptable.    We have revised the disclosure to discuss the October 2009 debt financing.

Capitalization, page 9

6.           We note that you continue to include a capitalization table that assumes that 10,000,000 shares will be sold in the offering.  It appears that you should delete the capitalization table from the prospectus pursuant to Rule 170 under the Securities Act of 1933.

Response

We have deleted the capitalization table as requested.

Dilution, page 10

7.           We note that the dilution table on page 10 was prepared assuming 20%, 50%, 75% or 100% of the shares are sold and the use of proceeds table on page 11 was prepared assuming 5%, 10%, 50% and 100% of the shares are sold.  Please revise the tables to ensure consistency in the assumptions.  Consider including levels at 5%, 25%, 50% and 100% of the shares being sold in each table.

Response

We have revised the table to levels at 5%, 25%, 50% and 100%.

Use of Proceeds, page 11

8.           We note that you continue to state that the new proceeds “estimate is based on an initial public offering price of $0.01 per share and is before deduction for any commissions or non-accountable expenses we may pay to registered broker-dealers, if any.”  Because you are offering the shares directly to the public through your sole officer and director, this statement referencing payments to registered broker-dealers appears unnecessary and should be deleted.

Response

We have deleted the statement relating to broker-dealers.

Governmental Regulation, page 16

9.           You state that prior to commencing operations, you will be required to register as a Futures Commission Merchant and Forex Dealer Merchant and/or Introducing Broker with the Commodity Futures Trading Commission and as a member of the National Futures Association.  Briefly describe the steps that must be taken and the ongoing compliance that would be necessary to receive and maintain any such registered status.  Also tell us what consideration you have given to including a risk factor alerting investors to the risks that are a consequence of the governmental approval and oversight to which your planned activities would be subject.

Response
We have briefly describe the steps that must be taken and the ongoing compliance that would be necessary to receive and maintain any such registered status.

We have previously addressed the risk of not obtaining regulatory approval in the risk factor titled “Our success will be dependent upon our receipt….”.

Management’s Discussion and Analysis and Plan of Operation

Liquidity and Capital Resources, page 17

10.                      We note your statement on page 17 where you indicate that the company expects to use the proceeds of the loans received from Rasel Ltd. in October 2009 to fund your “short-term and long-term capital requirements” for the next 12 months.  To the extent that these funds will not be sufficient to fund your operations beyond the next 12 months, please remove the reference to long-term capital requirements.

Response

We have removed the reference to long term capital requirements.

11.           You state on pages 3 and 17 that you need a minimum of $40,000 to conduct operations for one year.  You also state on page 3 that you expect administrative expenses including legal and accounting expenses to be $40,000 per year.  Please advise whether you have accounted for your administrative expenses in the calculation of the minimum amount of funds you require to operate for one year.

Response

We have revised to state that the minimum amount of proceeds that we will need to implement the business plan and pay various administrative expenses is approximately $60,000.

12.                      It appears that you have not disclosed the minimum period of time that you will be able to conduct planned operations using currently available capital resources.  Please refer to comment 21 and revise accordingly.

Response

We have revised as requested.

13.           You state that on October 6, 2009 and October 20, 2009, Rasel Ltd., a 50% shareholder, loaned $25,000 and $50,000, respectively, to your company.  Please disclose the material terms of the promissory notes in this section, including the interest rate.

Response

We have revised to include the terms of the loan provided by Rasel.

Independent Registered Accounting Firm’s Report, page F-3

14.           We note the revisions to your financial statements resulting from the Staff’s prior comment 27.  Tell us why you have not identified your financial statements as restated, disclosed the impact of the restatement in the related notes and why the auditor’s opinion does not refer to the restatement.  We refer you to SFAS 154 and AU 508.16 and 561.06.

Response

In regards to prior comment #27 addressing revisions to the financial statements, the financial statements should be identified as “RESTATED” with dual dating and the impact of the restatement in the related notes.   This addresses AU Section 508.16, where it is noted that “independent auditors should include in their audit report an explanatory paragraph describing the restatement of financial statements.”

Per SFAS 154 “Accounting Changes and Error Corrections”, the term “restatement” refers to revision of previously issued financial statements to correct an error. The new standard enhances consistency for the same company across time and improves comparability with companies that use International Accounting Standards (Reference:  The CPA Journal, March 2006 Issue).

As indicated by AICPA Auditing Standards Section 561.06.a., dual dating of the audit report is necessary due to the issuance of a prospectus.  This standard requires that “financial statements and an audit report emphasizing the restatement should be distributed to those persons who received previously the incorrect financial statements, with a scope of distribution substantially similar to that originally used.”

***

Should you have any questions, please do not hesitate to contact the undersigned at 516-833-5034.

Sincerely,

By:	/s/ Stephen M. Fleming
Stephen M. Fleming